SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October 2006

FRESENIUS MEDICAL CARE AG & Co. KGaA

(Translation of registrant’s name into English)

Else-Kröner Strasse 1

61346 Bad Homburg

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X                 Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

On October 31, 2006 Fresenius Medical Care AG & Co. KGaA (the “Company”) issued an Investor News announcing its third quarter and nine months earnings results for 2006. A copy of the Investor News is furnished as Exhibit 99.1.

The attached Investor News contains non-GAAP financial measures. For purposes of Regulation G, a non-GAAP financial measure is a numerical measure of a company’s performance, financial position, or cash flows that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with generally accepted accounting principles. To supplement our third quarter and nine months 2006 consolidated financial results presented in accordance with Generally Accepted Accounting Principles in the United States, or GAAP, we have used non-GAAP financial measure of (a) EBITDA, or operating income excluding depreciation, amortization, and minority interests, (b) operating income excluding one time costs, (c) free cash flow, and (d) dialysis product external sales. These non-GAAP measures are provided to enhance the user’s overall understanding of our current financial performance and our prospects for the future. In addition, because we have historically reported certain non-GAAP financial measures in our financial results, we believe the inclusion of these non-GAAP financial measures provides consistency and comparability in our financial reporting to prior periods for which these non-GAAP financial measures were previously reported. These non-GAAP financial measures should not be used as a substitute for or be considered superior to GAAP financial measures. Reconciliation of the non-GAAP financial measures to the most comparable GAAP financial measures are included in the attached Investor News in a separate statement setting forth the reconciliation and in the Cash Flow Statement.

The Exhibit attached hereto, shall not be deemed “filed” for purposes of Section 18 of the Securities and Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, regardless of any general incorporation language in such filing.

EXHIBITS

Exhibit 99.1	Investor News Release issued October 31, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DATE: October 31, 2006

FRESENIUS MEDICAL CARE AG & CO. KGaA, a partnership limited by shares, represented by: FRESENIUS MEDICAL CARE MANAGEMENT AG, its general partner

By:	/S/ DR. BEN J. LIPPS
Name:	Dr. Ben J. Lipps
Title:	Chief Executive Officer and
Chairman of the Management Board

By:	/S/ LAWRENCE A. ROSEN
Name:	Lawrence A. Rosen
Title:	Chief Financial Officer

Exhibit 99.1

Investor News

Fresenius Medical Care AG & Co. KGaA

Investor Relations

Else-Kröner-Str. 1

D-61352 Bad Homburg

Contact:

Oliver Maier

Phone: + 49 6172 609 2601

Fax: + 49 6172 609 2301

E-mail: ir@fmc-ag.com

North America: Terry Proveaux

Phone: + 1 800 948 2538

Fax: + 1 931 901 1224

E-mail: ir@fmc-ag.com

Internet: http://www.fmc-ag.com

October 31, 2006

Fresenius Medical Care Reports Excellent Revenue and EBIT

Growth in the Third Quarter and Nine Months 2006;

Outlook for 2006 Upgraded

Summary Third Quarter 2006:

Net revenue	$2,234 million	+30%
Operating income (EBIT)	$349 million	+47%
Net income	$139 million	+20%

Excluding SFAS 123(R) and one-time items
Operating income (EBIT)	$358 million	+47%
Net income	$145 million	+21%

Fresenius Medical Care AG & Co. KGaA, October 31, 2006	1 of 19

Bad Homburg, Germany – Fresenius Medical Care AG & Co. KGaA (“the Company”), the world’s largest provider of Dialysis Products and Services, today announced the results for the third quarter and nine months of 2006.

Please note, the result of operations of Renal Care Group (RCG) are consolidated from April 1, 2006 onwards.

Third Quarter 2006:

Revenue

Net revenue for the third quarter 2006 compared to the third quarter 2005 increased by 30% (29% at constant currency) to $2,234 million. Total organic revenue growth worldwide was 10%. Dialysis Services revenue grew by 37% to $1,704 million (36% at constant currency) in the third quarter of 2006. Dialysis Product revenue increased by 13% to $530 million (11% at constant currency) in the same period.

North America revenue increased by 38% to $1,613 million. Dialysis Services revenue increased by 42% to $1,472 million. Average revenue per treatment for the U.S. clinics increased by 9% to $324 in the third quarter 2006 as compared to $299 for the same quarter in 2005. Dialysis Product revenue increased by 7% to $141 million led by strong sales of our 2008K hemodialysis machines and single-use dialyzer sales (CarepakTM). Excluding RCG and the related divestitures, the dialysis product revenue increased by 14% compared to last year.

International revenue was $621 million, an increase of 13% (11% at constant currency) as compared to the third quarter of 2005. Dialysis Services revenue reached $232 million, an increase of 10% (9% at constant currency). Dialysis Product revenue increased by 15% to $389 million (12% at constant currency), led by strong machine (both the 4008 and 5008 series) and dialyzer sales.

Fresenius Medical Care AG & Co. KGaA, October 31, 2006	2 of 19

Earnings

Operating income (EBIT) increased by 47% to $349 million. Operating income for the third quarter 2006 includes $9 million of costs related to the change of accounting principles for stock options (SFAS 123R), and the acquisition of RCG.

Excluding these costs, operating income for the third quarter 2006 increased by 47% to $358 million resulting in an operating margin of 16.0%. For the third quarter 2005 the operating margin was 14.2%.

Compared with the third quarter 2005, the operating margin in North America increased by 200 basis points to 16.3% due to the consolidation of RCG, an increase in the revenue per treatment and strong demand for dialysis products. In the International segment, the operating margin increased by 230 basis points to 18.2%. The high operational performance in the International segment was driven by strong product sales in all regions and positively impacted by improvements in key countries in Europe and Latin America.

Net interest expense for the third quarter 2006 was $100 million compared to $42 million in the same quarter of 2005. This increase is entirely attributable to the debt financing for the RCG acquisition.

Income tax expense was $105 million in the third quarter of 2006 as compared to $79 million in the third quarter 2005, reflecting effective tax rates of 42.3% and 40.3%, respectively. The tax rate in the third quarter has been impacted by a tax audit in Germany. Excluding this impact, the tax rate was at approximately 39%.

Net income for the third quarter 2006 was $139 million, an increase of 20%. Excluding one-time costs and SFAS 123(R), the net income increased on a comparable basis by 21% to $145 million.

Fresenius Medical Care AG & Co. KGaA, October 31, 2006	3 of 19

Earnings per share (EPS) for the third quarter of 2006 rose by 19% to $1.42 per ordinary share ($0.47 per American Depositary Share (ADS)), as compared to $1.19 ($0.40 per ADS) for the third quarter of 2005. The weighted average number of shares outstanding for the third quarter of 2006 was approximately 98.2 million shares, as compared to 96.8 million shares for the third quarter 2005. The increase in shares outstanding results from stock option exercises in 2005 and in the first nine months of 2006.

Cash Flow

In the third quarter of 2006, the Company generated $153 million in cash from operations, compared to $202 million last year. Cash from operations in the third quarter includes an U.S. tax payment of $99 million for the years 2000 and 2001. In addition, $9 million payments related to RCG restructuring and integration were made in the third quarter 2006. Excluding these payments, the underlying cash from operations in the third quarter of 2006 was $261 million, or 11.7% of revenue – at the high end of our target. The strong cash flow generation was supported by increased earnings.

A total of $113 million was spent for capital expenditures, net of disposals. Free Cash Flow before acquisitions was $40 million compared to $137 million in the third quarter of 2005. Excluding the tax payment and the payments related to the RCG acquisition, the underlying Free Cash Flow before acquisitions in the third quarter 2006 was $148 million. A total of $10 million in cash was used for acquisitions.

Fresenius Medical Care AG & Co. KGaA, October 31, 2006	4 of 19

Nine Months ended September 30, 2006:

Earnings and Revenue

For the nine months ended September 30, 2006, net income was $385 million, up 13% from the same period in 2005. Excluding costs related to the change of accounting principles for stock options (SFAS 123R) and one-time items net income increased by 20% to $412 million.

Net revenue for the nine months 2006 was $6,147 million, up 23% from the same period in 2005. Adjusted for currency, net revenue also rose by 23%. Excluding Renal Care Group and the divested clinics revenue for the nine months 2006 grew by 10%.

Operating income (EBIT) increased by 39% to $964 million. Operating income for the nine months ended September 30, 2006 includes a gain of $18 million as a result of the gain from the clinic divestitures, net of costs mainly related to the RCG restructuring and the change of accounting principles for stock options.

Excluding these items, operating income for the nine months 2006 increased by 35% to $946 million. This performance resulted in an operating margin of 15.4% as compared to 14.1% in the same period in 2005.

Net interest expense for the nine months ended September 30, 2006 was $255 million as a result of the write-off of deferred financing costs related to the 2003 senior credit facility of $15 million and two quarters worth of additional interest expense, both in conjunction with the financing of the RCG acquisition.

Income tax expense was $314 million for the nine months compared to $227 million in the same period in 2005, reflecting effective tax rates of 44.3% and 40.0%, respectively. The tax rate has been impacted by tax payments in the U.S. Excluding these impacts, the tax rate was at 40.3%, increased due to tax audit adjustments in Germany.

For the nine months ended September 30, 2006, earnings per ordinary share rose by 12% to $3.93 ($1.31 per ADS). The weighted average number of shares outstanding during the nine months 2006 was approximately 98.0 million.

Fresenius Medical Care AG & Co. KGaA, October 31, 2006	5 of 19

Cash Flow

Cash from operations for nine months of 2006 was $465 million as compared to $470 million in the same period of 2005. Cash from operations for nine months of 2006 includes $75 million net tax payments and $24 million other payments related to the divestiture of clinics and the RCG acquisition. Also included is an U.S. tax payment of $99 million for the years 2000 and 2001. Excluding these payments the underlying cash from operations was $663 million for nine months of 2006. The increase compared to prior year was mainly due to a favorable development of accounts receivables and improvements in earnings.

A total of $273 million was used for capital expenditures, net of disposals. Free Cash Flow before acquisitions for the nine months of 2006 was $192 million as compared to $308 million in the same period of 2005. Excluding the tax payments and payments related to the RCG acquisition, the underlying Free Cash Flow before acquisitions for nine months of 2006 was $390 million. A total of $44 million in cash was used for acquisitions other than the RCG acquisition in the nine months ended September 30, 2006.

For a complete overview of the third quarter and nine months of 2006 and a reconciliation on non-GAAP financial measures included in this release to the most comparable GAAP financial measures, please refer to the appendix.

Fresenius Medical Care AG & Co. KGaA, October 31, 2006	6 of 19

Patients - Clinics - Treatments

As of September 30, 2006, Fresenius Medical Care treated 161,433 patients worldwide, which represents a 24% increase in patients compared to the third quarter of last year. North America provided dialysis treatments for 116,868 patients (up 32%) and the International segment served 44,565 patients (up 7%).

As of September 30, 2006, the Company operated a total of 2,085 clinics worldwide, comprised of 1,542 clinics, an increase of 34% in North America, and 543 clinics, an increase of 6%, in the International segment.

Fresenius Medical Care delivered approximately 17.43 million dialysis treatments worldwide, which represents an increase of 19% year over year. North America accounted for 12.34 million treatments, an increase of 23%, and the International segment delivered 5.10 million treatments, an increase of 10% over last year.

Employees

As of September 30, 2006, Fresenius Medical Care employed 56,154 people (full-time equivalents) worldwide compared to 47,521 at the end of 2005. The increase of 8,633 employees is primarily due to the acquisition of Renal Care Group.

Fresenius Medical Care AG & Co. KGaA, October 31, 2006	7 of 19

PhosLo Acquisition

On October 12, 2006, the Company announced the acquisition of worldwide phosphate binder business (PhosLo) from Nabi Biopharmaceuticals Inc. PhosLo is a calcium acetate phosphate binder for oral application in end-stage renal disease patients. The Company anticipates closing this transaction in 2006. The total consideration paid in the transaction will be $65 million cash at closing, royalties on a new potential product formulation plus milestone payments. The milestone payments consist of $10 million expected to be paid in 2007 and $10 million to be paid over the next two to three years, contingent upon the achievement of certain performance milestones.

New Sourcing and Supply Agreement with Amgen

On October 19, 2006, the Company announced that its subsidiary, Fresenius Medical Care Holdings Inc. (FMC-NA) has entered into a new sourcing and supply agreement with Amgen USA, Inc. (Amgen) under which Amgen will supply FMC-NA’s commercial requirements in the United States and Puerto Rico for erythropoiesis stimulating proteins for dialysis patients. The new sourcing and supply agreement runs from October 1, 2006 to December 31, 2011.

Fresenius Medical Care AG & Co. KGaA, October 31, 2006	8 of 19

Outlook for 2006 – Upgraded

Based on the strong performance in the third quarter of 2006, the Company upgrades its guidance for the full year 2006.

After expecting to report net revenue of about $8.3 billion, the Company now expects net revenue for 2006 of about $8.4 billion.

The Company also upgrades its outlook for net income for 2006. After expecting a net income of at least $542 million, the Company now expects a net income of at least $557 million, representing an increase of at least 18% over the corresponding level in 2005.

In order to show the underlying performance of the Company on a basis comparable with the prior year, the guidance does not take into effect any expected one-time items and the change of accounting principle for stock options - SFAS 123(R) in the fiscal year 2006. The Company expects the after tax impact of the one-time items and SFAS 123(R) to be about $44 million for the full year 2006.

In addition, the Company confirms its guidance on capital expenditures and acquisition spending to be approximately $550 million in 2006.

Ben Lipps, Chief Executive Officer of Fresenius Medical Care, commented: “Our third quarter and nine months financial results were excellent and exceeded expectations. We continue to see strong growth in both our renal products and services business segments worldwide. In addition, we have taken the next step in our integrated therapy approach acquiring the phosphate binder business (PhosLo) from Nabi Biopharmaceuticals Inc. This acquisition will allow us to further our patient quality outcome initiatives and expand our renal products and therapy business worldwide. Based on our continued successful integration of RCG and the strong financial performance of our underlying business worldwide, we have raised our revenue and net income guidance for 2006.”

Fresenius Medical Care AG & Co. KGaA, October 31, 2006	9 of 19

Video Webcast

Fresenius Medical Care will hold an analyst meeting at its headquarters in Bad Homburg, Germany, to discuss the results of the third quarter and the first nine months of 2006 on October 31, 2006, at 3.15pm CET / 9.15am EST. The Company invites investors to view the live video webcast of the meeting at the Company’s website www.fmc-ag.com in the “Investor Relations” section. A replay will be available shortly after the meeting.

Fresenius Medical Care is the world’s largest integrated provider of products and services for individuals undergoing dialysis because of chronic kidney failure, a condition that affects more than 1,400,000 individuals worldwide. Through its network of 2,085 dialysis clinics in North America, Europe, Latin America, Asia-Pacific and Africa, Fresenius Medical Care provides dialysis treatment to 161,433 patients around the globe. Fresenius Medical Care is also the world’s leading provider of dialysis products such as hemodialysis machines, dialyzers and related disposable products. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME, FME3) and the New York Stock Exchange (FMS, FMS-p).

For more information about Fresenius Medical Care visit the Company’s website at www.fmc-ag.com.

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

Fresenius Medical Care AG & Co. KGaA, October 31, 2006	10 of 19

Fresenius Medical Care Statements of Earnings
	Three Months Ended September 30,			Nine Months Ended September 30,
(in US-$ thousands, except share and per share data) (unaudited)	2006	2005	% Change	2006	2005	% Change

Net revenue
Dialysis Care	1,703,866	1,246,949	36.6%	4,628,064	3,610,057	28.2%
Dialysis Products	530,459	469,810	12.9%	1,518,623	1,389,392	9.3%
Total net revenue	2,234,325	1,716,759	30.1%	6,146,687	4,999,449	22.9%

Cost of revenue	1,483,561	1,155,660	28.4%	4,088,588	3,372,529	21.2%
Gross profit	750,764	561,099	33.8%	2,058,099	1,626,920	26.5%
Selling, general and administrative	391,403	310,418	26.1%	1,096,561	891,760	23.0%
Gain on sale of dialysis clinics	(1,258)	—		(40,233)	—
Research and development	11,814	13,705	-13.8%	37,347	40,096	-6.9%
Operating income (EBIT)	348,805	236,976	47.2%	964,424	695,064	38.8%

Interest income	(4,497)	(5,320)	-15.5%	(14,844)	(11,274)	31.7%
Interest expense	104,071	47,154	120.7%	269,914	138,035	95.5%
Interest expense, net	99,574	41,834	138.0%	255,070	126,761	101.2%
Earnings before income taxes and minority interest	249,231	195,142	27.7%	709,354	568,303	24.8%
Income tax expense	105,357	78,639	34.0%	314,401	227,156	38.4%
Minority interest	4,685	558		10,231	1,727
Net income	139,189	115,945	20.0%	384,722	339,420	13.3%

Operating income (EBIT)	348,805	236,976	47.2%	964,424	695,064	38.8%
Depreciation and amortization	79,416	61,971	28.2%	221,258	183,299	20.7%
EBITDA	428,221	298,947	43.2%	1,185,682	878,363	35.0%

Total bad debt expenses	50,981	37,067		128,829	102,067

Earnings per ordinary share	$1.42	$1.19	19.3%	$3.93	$3.50	12.3%
Earnings per ordinary ADS	$0.47	$0.40	18.8%	$1.31	$1.17	12.2%

Weighted average number of shares
Ordinary shares	96,962,763	70,000,000		96,789,175	70,000,000
Preference shares	1,216,996	26,797,112		1,182,811	26,421,404

Percentages of revenue
Cost of revenue	66.4%	67.3%		66.5%	67.5%
Gross profit	33.6%	32.7%		33.5%	32.5%
Selling, general and administrative	17.5%	18.1%		17.8%	17.8%
Gain on sale of dialysis clinics	-0.1%	0.0%		-0.7%	0.0%
Research and development	0.5%	0.8%		0.6%	0.8%
Operating income (EBIT)	15.6%	13.8%		15.7%	13.9%

Interest expense, net	4.5%	2.4%		4.1%	2.5%
Earnings before income taxes and minority interest	11.2%	11.4%		11.5%	11.4%
Income tax expense	4.7%	4.6%		5.1%	4.5%
Minority interest	0.2%	0.0%		0.2%	0.0%
Net income	6.2%	6.8%		6.3%	6.8%

EBITDA	19.2%	17.4%		19.3%	17.6%

Fresenius Medical Care AG & Co. KGaA, October 31, 2006	11 of 19

Fresenius Medical Care Segment and Other Information
	Three Months Ended September 30,			Nine Months Ended September 30,
(in US-$ million) (unaudited)	2006	2005	% Change	2006	2005	% Change

Net revenue
North America	1,613	1,168	38.1%	4,367	3,383	29.1%
International	621	549	13.2%	1,780	1,616	10.1%
Total net revenue	2,234	1,717	30.1%	6,147	4,999	22.9%

Operating income (EBIT)
North America	257	167	53.6%	704	471	49.6%
International	113	87	29.7%	318	261	21.5%
Corporate	(21)	(17)	21.9%	(58)	(37)	54.3%
Total operating income (EBIT)	349	237	47.2%	964	695	38.8%

Operating income in percentage of revenue
North America	15.9%	14.3%		16.1%	13.9%
International	18.2%	15.9%		17.8%	16.2%
Total	15.6%	13.8%		15.7%	13.9%

Excluding SFAS 123(R) and one-time items 1)
Operating income (EBIT)
North America	263	167	57.1%	674	471	43.1%
International	113	87	29.7%	318	261	21.5%
Corporate	(18)	(10)	62.7%	(46)	(29)	55.7%
Total operating income (EBIT)	358	244	47.1%	946	703	34.5%

Operating income in percentage of revenue
North America	16.3%	14.3%		15.4%	13.9%
International	18.2%	15.9%		17.8%	16.2%
Total	16.0%	14.2%		15.4%	14.1%

Employees
Full-time equivalents (June 30 compared to Dec. 31)				56,154	47,521

1) Costs related to the change of accounting principles for stock options (SFAS 123 R), the gain on sale of FTC mandated clinics, one-time costs associated with the transformation of legal form and the RCG restructuring costs.

Fresenius Medical Care AG & Co. KGaA, October 31, 2006	12 of 19

Fresenius Medical Care Reconciliation of non US-GAAP financial measures to the most directly comparable US-GAAP financial measures
	Three Months Ended September 30,			Nine Months Ended September 30,
(in US-$ million) (unaudited)	2006	2005	% Change	2006	2005	% Change

Operating performance excluding SFAS 123(R) and one-time items1)
Operating income (EBIT)	349	237	47%	964	695	39%
SFAS 123 (R) and one-time items 2)	9	7		(18)	8
Operating income (EBIT) excluding SFAS 123(R) and one-time items 1)	358	244	47%	946	703	35%
Percent of revenue	16.0%	14.2%		15.4%	14.1%

Net income	139	116	20%	385	339	13%
SFAS 123 (R) and one-time items 2)	6	4		27	5
Net income excluding SFAS 123(R) and one-time items 1)	145	120	21%	412	344	20%

Segment information North America
Net revenue	1,613	1,168
Costs of revenue and research and development	1,099	823
Selling, general and administrative	257	178
Costs of revenue and operating expenses	1,356	1,001
Operating income (EBIT)	257	167
One-time items 2)	6	0

Operating income (EBIT) excluding one-time items	263	167
Percent of revenue	16.3%	14.3%

Dialysis Products revenue incl. and excl. internal sales North America
Dialysis Products revenue incl. internal sales	268	224
less internal sales	(127)	(93)
Dialysis Products external sales	141	131
International
Dialysis Products revenue incl. internal sales	439	390
less internal sales	(50)	(52)
Dialysis Products external sales	389	338

Reconciliation of cash flow from operating activities to EBITDA
Total EBITDA				1,186	878
Interest expense, net				(255)	(127)
Income tax expense				(314)	(227)
Change in working capital and other non cash items				(152)	(54)
Net cash provided by operating activities				465	470

Annualized EBITDA 3)
Operating income (EBIT) last twelve months				1,332	922
Depreciation and amortization last twelve months				289	245
Non cash charges				26	8
Annualized EBITDA				1,647	1,175

1) These non US-GAAP financial measures are provided to assist readers in evaluation of Fresenius Medical Care´s underlying operating performance.

2) Costs related to the change of accounting principles for stock options (SFAS 123 R), the gain from the sale of dialysis clinics, one-time costs associated with the transformation of legal form, the RCG restructuring costs and the write-off of deferred financing costs related to the 2003 senior credit facility.

3)EBITDA 2006: Pro forma numbers including RCG, after FTC mandated divestitures, excluding one-time costs for the acquisition, excluding the gain from the sale of dialysis clinics and RCG restructuring costs.

Fresenius Medical Care AG & Co. KGaA, October 31, 2006	13 of 19

Fresenius Medical Care Balance Sheet
	September 30, (unaudited)	December 31,
(in US-$ million)	2006	2005

Assets
Current assets	3,118	2,461
Intangible assets	7,572	4,043
Other non-current assets	1,977	1,479
Total assets	12,667	7,983

Shareholders’ equity and liabilities
Current liabilities	2,224	1,578
Long-term liabilities	5,809	2,431
Shareholders’ equity	4,634	3,974
Total shareholders’ equity and liabilities	12,667	7,983

Equity/assets ratio:	37%	50%

Debt
Short-term borrowings	355	151
Short-term borrowings from related parties	30	19
Current portion of long-term debt and capital lease obligations	157	126
Long-term debt and capital lease obligations, less current portion	3,894	707
Trust Preferred Securities	1,236	1,188
Total debt	5,672	2,191

Fresenius Medical Care AG & Co. KGaA, October 31, 2006	14 of 19

Fresenius Medical Care Cash Flow Statement

Nine Months Ended September 30, (in US-$ million) (unaudited)	2006	2005

Operating activities
Net income	385	339
Depreciation / amortization	221	183
Change in working capital and other non cash items	(66)	(52)
Net tax payments related to clinic divestitures and RCG acquisition	(75)	—
Cash Flow from operating activities	465	470

Investing activities
Purchases of property, plant and equipment	(288)	(175)
Proceeds from sale of property, plant and equipment	15	13
Capital expenditures, net	(273)	(162)
Free Cash Flow	192	308

Acquisitions, net of cash acquired	(4,189)	(86)
Proceeds from divestitures	507	—
Free Cash Flow after investing activities	(3,490)	222

Financing activities
Change in accounts receivable securitization program	193	(222)
Change in intercompany debt	10	—
Change in other debt	3,115	112
Proceeds from exercise of stock options	48	49
Proceeds from conversion of preference shares into ordinary shares	307	—
Change in minority interests	(7)	—
Dividends paid	(154)	(137)
Cash Flow from financing activities	3,512	(198)

Effects of exchange rates on cash	21	(3)
Net increase in cash	43	21

Cash at beginning of period	85	59
Cash at end of period	128	80

Fresenius Medical Care AG & Co. KGaA, October 31, 2006	15 of 19

Fresenius Medical Care Quarterly Performance Scorecard - Revenue

Three months ended September 30, (in US-$ thousands, except per treatment revenue)	2006	cc	2005	cc

North America
Net revenue	1,613,083		1,168,116
Growth year-over-year	38.1%		7.5%

Dialysis Care	1,472,107		1,036,568
Growth year-over-year	42.0%		6.5%
U.S. per treatment	324		299
Per treatment	321		296
Sequential growth	2.2%		1.5%
Growth year-over-year	8.5%		2.0%

Dialysis Products incl. internal sales	268,012		224,343
Growth year-over-year	19.5%		9.3%
External sales	140,976		131,548
Growth year-over-year	7.2%		16.2%

International
Net revenue	621,243		548,642
Growth year-over-year	13.2%	10.9%	11.9%	9.8%

Dialysis Care	231,759		210,381
Growth year-over-year	10.2%	9.3%	19.7%	16.5%
Per treatment	132	131	130	126
Sequential growth	0.3%		-0.2%
Growth year-over-year	1.8%	1.0%	8.4%	5.5%

Dialysis Products incl. internal sales	438,575		390,211
Growth year-over-year	12.4%	9.4%	11.4%	9.6%
External sales	389,484		338,261
Growth year-over-year	15.1%	11.8%	7.5%	6.1%

cc = at constant exchange rates

Fresenius Medical Care AG & Co. KGaA, October 31, 2006	16 of 19

Fresenius Medical Care Quarterly Performance Scorecard - Dialysis Care Volume

Three months ended September 30,	2006	2005

North America
Number of treatments	4,498,590	3,430,832
Treatments per day	56,940	43,422
Per day sequential growth	-0.5%	1.0%
Per day year-over-year growth of which:	31.1%	4.6%
- Acquisition RCG	32.9%	0.0%
- FTC divestitures	-3.2%	0.0%
- Other acquisitions	0.7%	1.3%
- Same market growth year-over-year	1.8%	3.3%
- Adjustments for closed/sold facilities, yield and other	-1.1%	0.0%

International
Number of treatments	1,752,795	1,619,803
Same market growth year-over-year	7.1%	9.4%

Fresenius Medical Care Quarterly Performance Scorecard - Expenses

Three months ended September 30,	2006	2005

North America
Costs of revenue and operating expenses
Percent of revenue 1)	84.1%	85.7%
Gain on sale of dialysis clinics
Percent of revenue	-0.1%	0.0%
Selling, general and administrative
Percent of revenue 1)	16.0%	15.2%
Bad debt expenses
Percent of revenue	3.1%	3.0%
Dialysis Care operating expenses/Treatment (in US-$)	268	254
Sequential growth	1.9%	0.4%
Growth year-over-year	5.7%	1.1%

Total Group
Costs of revenue and operating expenses
Percent of revenue 2)	84.4%	86.2%
Gain on sale of dialysis clinics
Percent of revenue	-0.1%	0.0%
Selling, general and administrative
Percent of revenue 2)	17.5%	18.1%
Effective tax rate	42.3%	40.3%

1) Includes 0.4% RCG restructuring costs in 2006.

2) Includes 0.5% related to change in accounting principles for stock options (SFAS 123 (R)), one-time costs associated with the transformation of legal form and RCG restructuring costs in 2006 and 0.4% related to one-time costs associated with the transformation of legal form in 2005.

Fresenius Medical Care AG & Co. KGaA, October 31, 2006	17 of 19

Fresenius Medical Care Quarterly Performance Scorecard - Cash Flow/Investing Activities

Three months ended September 30, (in US-$ thousands, except number of de novos)	2006	2005

Total Group
Operating Cash Flow	152,566	201,870
Percent of revenue	6.8%	11.8%

Free Cash Flow before acquisitions	40,168	137,452
Percent of revenue	1.8%	8.0%

Acquisitions, net	9,638	34,195

Capital expenditures, net	112,397	64,418
Percent of revenue	5.0%	3.8%

Maintenance	43,174	35,197
Percent of revenue	1.9%	2.1%

Growth	69,223	29,221
Percent of revenue	3.1%	1.7%

Number of de novos	16	14
North America	9	6
International	7	8

Fresenius Medical Care Quarterly Performance Scorecard - Balance Sheet

Three months ended September 30,	2006	2005

Total Group
Debt (in US-$ million)	5,672	2,262
Debt/EBITDA	3.4	1.9

North America
Days sales outstanding	58	63
Sequential development	-1.7%	-3.1%
Year-over-year development	-7.9%	-4.5%

International
Days sales outstanding	122	122
Sequential development	2.5%	-0.8%
Year-over-year development	0.0%	-1.6%

Fresenius Medical Care AG & Co. KGaA, October 31, 2006	18 of 19

Fresenius Medical Care Quarterly Performance Scorecard

Three months ended September 30,	2006	2005

Clinical Performance (FME only)
North America (U.S.)
Urea reduction >= 65%	91%	90%
Single Pool Kt/v > 1.2	95%	93%
Hemoglobin >= 11g/dl	81%	82%
Albumin >= 3.5 g/dl*	80%	79%
Hospitalization days per patient (12 months ending September 30,)	11.5	11.9

Demographics (FME only)
North America (U.S.)
Average age (yr)	61	61
Average time on dialysis (yr)	3.5	3.4
Average body weight (kg)	77	77
Prevalence of diabetes	52%	52%

* International standard BCR CRM470

Fresenius Medical Care AG & Co. KGaA, October 31, 2006	19 of 19